Exhibit N

PRESS RELEASE

Regulated information –Inside information

22 December 2023 – 22:00 CET

EURONAV TO ACQUIRE CMB.TECH

AS PART OF ITS NEW STRATEGY

ANTWERP, Belgium, 22 December 2023 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) and CMB NV (“CMB”), its controlling shareholder, announced today that they entered into a share purchase agreement for the acquisition of 100% of the shares in CMB.TECH NV (“CMB.TECH”) (the “Transaction”) for a purchase price of USD 1.150 billion in cash.

CMB.TECH is a diversified cleantech maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external produces to its customers. CMB.TECH is active throughout the full hydrogen value chain through four different divisions: Marine, Technology & Development, H2 infra, and Industry. The value creation of the new strategy is driven by CMB.TECH’s “future-proof” (or low carbon emitting) fleet of 106 low-carbon vessels, of which 46 are under construction.

The Transaction fits into the Company’s renewed strategy of diversification, decarbonization and accelerated optimization of the Company’s current crude oil tanker fleet. The parties believe that the Transaction will lead to the creation of the leading, future proof shipping platform, with the Company becoming the reference in sustainable shipping. CMB and Euronav believe that the addition of CMB.TECH to Euronav’s business will enable a flywheel strategy – positioning the group to tap into each step of the energy transition towards low carbon shipping, with a clear vision on value creation for its shareholders. Euronav’s older tanker tonnage provides excellent opportunities to recycle capital over time into more future-proof, attractive and diversified end-markets and contract types. In addition, Euronav’s current customer portfolio is located at the centre of the energy transition and looking for low-carbon tanker shipping services.

The Transaction falls within the scope of the related parties transactions procedure under Belgian law (Article 7:116 of the BCCA). It has been approved by the Euronav Supervisory Board on the advice of the Committee of independent directors, which appointed Degroof Petercam Corporate Finance as independent financial expert to provide a fairness opinion on the valuation of the Transaction. More information can be found in the announcement of Euronav attached to this press release. The fairness opinion provided by the independent financial expert and the advice of the Committee of independent directors are made available on the Company’s website.

PRESS RELEASE Regulated information –Inside information 22 December 2023 – 22:00 CET

Alexander Saverys, Euronav’s and CMB’s CEO, stated: “After having reached an agreement with Famatown Finance Limited and Frontline plc on the strategic and structural deadlock for Euronav, we are pleased to announce another significant milestone for Euronav with the acquisition of CMB.TECH. This will allow the Company to rapidly and meaningfully execute its diversification and decarbonization strategy.”

CMB.TECH

CMB.TECH operates through four different divisions. The largest division of CMB.TECH is the marine division. It builds, owns, operates and designs a wide range of low and zero-carbon ships powered by dual-fuel diesel-hydrogen and diesel-ammonia and monofuel hydrogen engines: offshore wind support vessels, dry bulk vessels, container vessels, chemical tankers, and others (tugboats and ferries). The integration of the drivetrain, the storage and the bunkering of hydrogen and ammonia, is implemented with a diverse and experienced in-house engineering team in partnership with Original Equipment Manufacturers and shipyards.

CMB.TECH’s H2 infra division offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. Within H2 infra, the necessary technology and infrastructure is designed, developed and operated to produce and distribute green hydrogen and ammonia. The H2 infra division acts as a flywheel for both the Marine and Industry division – supporting that the green hydrogen and green ammonia value chain is a distinct part of a financially sustainable solution for the energy transition. A particular focus on hydrogen and ammonia production and storage completes the entire value chain to deliver the clean fuels of the future.

CMB.TECH’s Industry division develops hydrogen powered heavy-duty industrial applications. The focus on hydrogen solutions is driven by a commitment to offering affordable, reliable and sustainable solutions that reduce emissions and lower the environmental footprint of CMB.TECH’s clients. The advanced technology allows the conversion of existing diesel engines into dual-fuel and monofuel engines, providing flexibility and cost-effectiveness. The engines include high-speed options for smaller-scale applications, as well as medium-speed and slow-speed engines for marine and heavy-duty applications.

CMB.TECH has a strong track record with successful commercial projects throughout its various divisions with global best in class customers, and in addition also collaborates with a wide range of original equipment manufacturers on the development of its engines and applications.

Transaction details

On 22 December 2023, the Company entered into a share purchase agreement with CMB to acquire 100% of the shares in CMB.TECH, for a total purchase price of USD 1.150 billion in cash.

The purchase price will be financed from the cash proceeds of the sale of part of the VLCC fleet to Frontline (which was announced on 9 October 2023). The net debt of CMB.TECH corresponds to USD 2.496 billion. This amount includes both existing bank loans of USD 510 million and total outstanding capital commitments to the shipyards of USD 1.986 billion. Those outstanding capital commitments will need to be paid over the coming 3 years. The largest part thereof (USD 1.625 billion) has already been secured by committed bank debt and leasing by CMB.TECH and will be rolled over. The remainder amounts to USD 361 million. Euronav is planning to make funds available to CMB.TECH to finance this part of the outstanding capital commitments. These funds will come from Euronav’s own cash.

The Transaction is also subject to important conditions, including approval by a special general meeting of Euronav’s shareholders in accordance with Article 7:152 BBCA (the “SGM”) and customary waivers of change of control provisions in view of the rollover of certain contracts. The Company and CMB expect to close the Transaction in February 2024.

PRESS RELEASE Regulated information –Inside information 22 December 2023 – 22:00 CET

Further information on CMB.TECH and the Transaction will be included in an information note to Euronav shareholders to be prepared in the context of the abovementioned special general meeting of Euronav.

Capital Markets Day

Euronav invites investors, analysts and representatives from banks and financial media to its Capital Markets Day on 12 January 2024 from 10h00 till 13h00, on site at the Euronav HQ or via live web cast. Euronav’s CEO Alexander Saverys together with members of the Management Board will host the event. During this event, Euronav’s management will provide more information on the planned acquisition of CMB.TECH, and on its renewed strategy to create the reference platform in sustainable shipping. Registration link and agenda will be published on the website.

Mandatory takeover offer update

On 27 November 2023, the FSMA has publicly announced the receipt of the file relating to a mandatory takeover offer by CMB on all outstanding Euronav shares (“the Offer”) following the completion of CMB’s acquisition of Euronav shares from Frontline plc/Famatown Finance Limited.

The Offer price amounts to USD 18.43 per share. Following the payment of a gross dividend of USD 0.57 per share on 20 December 2023, the Offer price has been reduced by the gross amount of such dividend, resulting in an amount of USD 17.86 per Share. The bid price will be further reduced on a dollar-for-dollar basis by the gross amount per share of any future distributions by Euronav to its shareholders with an ex-dividend date prior to the settlement date of the Offer. The Offer price will be paid in cash. The Offer carries no acceptance threshold

CMB intends to maintain Euronav’s listing on Euronext Brussels and the New York Stock Exchange, and therefore has no intention to launch a squeeze-out bid following the closing of the Offer.

Future Company name

Given the Company’s strong focus on decarbonization following implementation of its new strategy and the Transaction, Euronav intends to propose to its shareholders to change its corporate name to CMB.TECH following completion of the Transaction and the Offer. It envisages keep the “Euronav” name as the brand name for its tanker division.

Indicative timetable

22 December 2023	Announcement proposed Transaction Signature of CMB.TECH share purchase agreement

January 2024	Convening of special general meeting (SGM) to approve the Transaction pursuant to Art. 7:152 BCCA

12 January 2024	Capital Markets Day

February 2024	SGM

February 2024	Closing of the Transaction

PRESS RELEASE Regulated information –Inside information 22 December 2023 – 22:00 CET

February 2024	Targeted approval date of MTO Prospectus / CMB launches mandatory offer (MTO) for Euronav

March 2024	Targeted close of acceptance period for MTO

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PRESS RELEASE Regulated information –Inside information 22 December 2023 – 22:00 CET

Contact Euronav:

Communications Coordinator – Enya Derkinderen Tel: +32 476646359 Email: communications@euronav.com

Contact CMB:

Head of Marketing & Communications – Katrien Hennin Tel: +32 499393470 Email: katrien.hennin@cmb.be

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 31 VLCCs (with a further three under construction), 22 Suezmaxes (with a further four under construction) and 2 FSO vessels.

About CMB NV

CMB (Compagnie Maritime Belge) is a diversified shipping and cleantech group based in Antwerp, Belgium. CMB owns and operates 150 vessels in dry bulk (Bocimar), containers (Delphis), chemicals (Bochem) and offshore wind (Windcat). CMB is also active in cleantech (CMB.TECH) and real estate (MCA Facilities, Maritime Campus Antwerp). CMB has offices in Japan, Namibia, Singapore, China, Germany, UK and The Netherlands.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the risk that the Transaction may not be completed, or if it is completed, that it will close in a timely manner, uncertainty surrounding how many of Euronav’s stockholders will tender their shares in the tender offer, the possibility of business disruptions due to Transaction-related uncertainty and the response of business partners to the announcement, including customers, the risk that stockholder litigation in connection with the Transaction may result in significant costs of defence, indemnification and liability, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability

PRESS RELEASE Regulated information –Inside information 22 December 2023 – 22:00 CET to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.

Disclaimer

This announcement does not constitute a formal notification of a public takeover bid within the meaning of the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. Full details of the Offer will be included in CMB’s prospectus to be approved by the Belgian Financial Services and Markets Authority.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require CMB or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Important information for U.S. investors about the proposed transaction

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any ordinary shares or other securities. If and at the time a tender offer is commenced, CMB has advised us that it intends to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, which will be mailed to Euronav’s shareholders and Euronav will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

U.S. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by CMB and Euronav, may be obtained by U.S. shareholders without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by U.S. shareholders by contacting the information agent for the tender offer that will be named in the tender offer statement on Schedule TO.

ANNOUNCEMENT Announcement in application of Article 7:116, §4/1 BCCA 22 December 2023 – 22:00 CET

ANTWERP, Belgium, 22 December 2023 – The Supervisory Board of Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) approved the entry into by the Company of a share purchase agreement (the “SPA”) in relation to the acquisition by the Company of 100% of the shares in CMB.TECH NV (“CMB.TECH”) from CMB NV (“CMB”) (the “Transaction”).

CMB, the counterparty to the Transaction, owns 49.05% of the shares in the Company (representing 53.37% of the voting rights). The Company holds 8.09% of its shares in treasury. Therefore, CMB is the controlling shareholder of the Company and a related party of the Company within the meaning of IAS 24. Consequently, the Transaction is subject to the procedure provided for in Article 7:116 BCCA, which applies to any decision or transaction made in execution of a decision of the Supervisory Board of a listed company relating to a related party.

CMB.TECH is a diversified cleantech maritime group that builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external produces to its customers. CMB.TECH is active throughout the full hydrogen value chain through four different divisions: Marine, Technology & Development, H2 infra, and Industry.

The total purchase price for the Transaction amounts to USD 1.150 billion in cash. The purchase price is based on the low point of the valuation range that the seller had proposed to the Company in respect of their valuation of CMB.TECH. Following discussions between CMB and Euronav, the following valuation methodologies have been agreed upon in order to come to the final purchase price in respect of CMB.TECH:

– A fair market valuation of the marine division based on average broker valuations of the vessels; and

– A discounted cash flow valuation of the industry and infrastructure divisions based upon the Company’s business plan for these divisions.

This results in an enterprise value of CMB.TECH of USD 3.649 billion. The projected net debt of CMB.TECH as at year-end 2023 corresponds to approximately USD 2.500 billion. This includes both net financial debt and total nominal capital commitments.

Completion of the Transaction is subject to (i) approval by a special general meeting (SGM) of Euronav’s shareholders in accordance with Article 7:152 BCCA, and (ii) the relevant counter parties to material agreements containing a change of control provision that is triggered by the Transaction having waived their respective rights under such change of control provisions.

In order to ensure that a potential agency problem would not affect the Company’s interests, the Company is planning to take out, prior to closing of the Transaction, W&I insurance to cover most of the warranties provided by the seller under the SPA. The insurance premium will be borne by CMB.

While Euronav was previously exclusively focused on the crude oil tanker business, it will effectively diversify its operations. As CMB will remain active in dry-bulk carriers, chemical tankers and container vessels, it might thus compete with Euronav. In order to preserve the interests of Euronav in this regard, CMB has undertaken that certain commercial opportunities be offered first to Euronav. Euronav will benefit from a priority right to any potential charters for a term exceeding three months for which both vessels owned by Euronav/CMB.TECH and vessels owned by CMB compete.

ANNOUNCEMENT Announcement in application of Article 7:116, §4/1 BCCA 22 December 2023 – 22:00 CET

During its meeting of 22 December 2023, the Supervisory Board approved entering into the SPA. A Committee of three independent members of Euronav’s Supervisory Board has reviewed the terms and conditions of the SPA in accordance with the provisions of Article 7:116 BCCA and has issued a written reasoned advice to the Supervisory Board. In its advice, the Committee stated that is of the view that the Transaction is not manifestly unlawful in nature and that it is unlikely that the Transaction would result in disadvantages to the Company that are not outweighed by benefits to the Company. The Committee therefore advised favourably on the Transaction.

The assessment carried out by Euronav’s statutory auditor in accordance with Article 7:116 BCCA provides as follows: Based on our assessment, nothing has come to our attention that makes us to believe that the financial and accounting data referred to in the opinion of the committee of independent members of the supervisory board dated 22 December 2023 or in the minutes of supervisory board dated 22 December 2023, motivating the proposed transaction, are not consistent in all material respects with the information available to us in the context of our assignment.

The Committee has been assisted by Degroof Petercam Corporate Finance NV/SA as independent financial advisor (who has issued a fairness opinion on the valuation) and by Linklaters LLP as legal advisor.

The full advice from the Committee of independent members of Euronav’s Supervisory Board and the fairness opinion from the independent financial advisor can be consulted on the Company’s website.